ATRIUM
INNOVATIONS

[redacted]

08002627

May 7, 2008

SEC
Mail Processing
Section

MAY 15 2008

Washington, DC
104

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

Re: Rule 12g3-2(b) Submission for Atrium Innovations Inc.
SEC File number: 082-35044

SUPPL

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following document that Atrium Innovations Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

1. **MD&A;**
2. **Interim Financial Statements as of March 30, 2008;**
3. **Certification of Interim Filings by the CEO;**
4. **Certification of Interim Filings by the CFO; and**
5. **Report of Voting Results**

PROCESSED
MAY 21 2008
THOMSON REUTERS

Yours truly,

Manon Deslauriers
Corporate Secretary

Encl.

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
Tel.: (418) 652-1116
Fax: (418) 652-0151
atrium@atrium-innov.com
www.atrium-innov.com

Management's Discussion and Analysis of Financial Condition and Results of Operations – Q1 2008

The following analysis provides a review of the Company's results of operations, financial condition and cash flows for the quarter ended March 31, 2008 compared with the quarter ended March 31, 2007 and the financial conditions as at March 31, 2008 compared to December 31, 2007. In this Management's Discussion and Analysis ("MD&A"), the "Company", "we", "us", and "our" mean Atrium Innovations Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in Interim Consolidated Financial Statements for the quarter ended March 31, 2008 and in our 2007 annual report.

All amounts are in US dollars unless otherwise indicated.

Our consolidated financial statements are reported in thousands of US dollars and have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, or Canadian GAAP. We occasionally refer to non-GAAP financial measures in this MD&A. These non-GAAP financial measures do not have any meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These non-GAAP financial measures are presented in a consistent manner. These measures consist of earnings before interest and taxes ("EBIT" or "earnings from operations"), earnings before interest, taxes, depreciation and amortization ("EBITDA") and gross margin. EBIT means net earnings less other revenues (expenses) and the income tax expense.. EBITDA means the addition of EBIT and depreciation and amortization. Gross margin means sales less cost of sales. They are disclosed to provide additional information and should not be considered as a substitute for measures of performance prepared in accordance with GAAP.

COMPANY OVERVIEW

Atrium Innovations is a recognized leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. The Company focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium Innovations markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia. Atrium Innovations has over 700 employees and operates five manufacturing facilities.

The Company is organized in two divisions which are: (i) Health & Nutrition ("H&N"); and (ii) Active Ingredients & Specialty Chemicals ("AI&SC") which is presented as discontinued operations since December 31, 2007, further to the announcement of the strategic re-evaluation of the division:

HEALTH & NUTRITION DIVISION

This division develops, manufactures and markets more than 1,300 proprietary health and nutrition finished products, vitamins, minerals and specialized products. In North America, more than 40,000 healthcare professionals such as medical doctors, chiropractors and nutritionists recommend our products while in Germany and many other Eastern European countries, they are mainly sold in pharmacies. Our products are sold by our own sales force in North America and in Europe (particularly in Germany) and some of our products are also offered in more than 35 countries through a network of more than 45 distributors targeting niche markets.

STRATEGIC RE-EVALUATION PROCESS OF ITS AI&SC DIVISION

On December 18, 2007, further to the approval of the Board of Directors, the Company undertook a strategic re-evaluation process of its AI&SC division. This division develops, manufactures and markets over 2,000 value-added active ingredients and specialty chemicals for the cosmetic, pharmaceutical, industrial and nutrition sectors. This strategic re-evaluation process is primarily motivated by the following factors:

- Atrium's intention to focus on its activities and resources in the Health and Nutrition sector to give the Company all the leverage it needs to achieve its strategic objectives in this sector, including its goal of becoming a world leader in this field;

- the promising business development outlook for Atrium in the nutritional supplements sector, which offers many accretive acquisition opportunities for the Company;

- due to the numerous development projects underway within Atrium's two divisions, it has become desirable that

each division be supported by its own capital structure to allow each division to carry out their respective development plans in an optimal manner.

This strategic re-evaluation process led us to conclude that, for the best interest of its two divisions, was for the Company to divest its AI&SC Division to become a Company more focused on the H&N Division ("Pure Play"). Thus, the splitting of the two divisions will allow a greater development for both since each division will have its own capital for their respective growth.

The above factors combined with the already engaged sale initiative of the AI&SC Division involved a change to the presentation of our financial statements. For the Balance Sheets as at March 31, 2008 and December 31, 2007, the assets and liabilities of the AI&SC division are now presented as held for sale. Moreover, the results and cash flow of this same division, for the periods ended March 31, 2008 and 2007 are now presented as discontinued operations.

The divestiture of the AI&SC division will not have any major impact on the operation of the Company. On the other hand, the presentation of the AI&SC division as discontinued operations modified the apportionment of the Head Office fees which were allocated, in the past, between the two divisions. The continuing activities, the H&N division, now support 100% of the Head office expenses. In addition, the continuing activities also support the majority of the interest expenses related to the debt. These treatments were also applied in a comparative way for the prior years.

Sell of the AI&SC division.

On April 4, 2008, the Company has entered into a definitive agreement to sell its AI&SC division to AXA Private Equity for US$155 million in cash, subject to working capital adjustments plus the excess cash of the division. Total proceeds from the sale are expected to be approximately US$165 million, subject to working capital adjustments. The completion of the transaction is subject to certain customary conditions, including receipt of a limited number of regulatory approvals, but is not subject to any financing condition. The parties expect the transaction to be completed by mid May.

FINANCIAL SUMMARY OF THE FIRST QUARTER OF 2008:

Continuing Operations – H&N Division:

- Revenues were $65.8 million for the first quarter in comparison with $35.9 million in 2007, an increase of 83.2%;

- EBITDA increased by 90.8% to $18.4 million in 2008 compared to $9.6 million in 2007;

- Net earnings reached $10.5 million for 2008 compared to $5.3 million in 2007, an increase of 97.8%;

- Net earning per share (EPS) for 2008 was $0.33 per share ($0.32 per share on diluted basis) compared to $0.17 per share ($0.16 per share on diluted basis) for the same period in 2007, an increase of more than 94.1%;

- Cash flow from operating activities before changes in non-cash operating working capital items were $11.7 million for 2008 compared to $6.2 million in 2007, an increase of 87.3%.

Discontinued Operations – AI&SC Division:

- Revenues were $68.0 million for 2008 in comparison with $58.8 million in 2007, an increase of 15.6%;

- EBITDA increased by 21.2% to $6.5 million in 2008 compared to $5.3 million in 2007;

- Net earnings reached $4.2 million for 2008 compared to $3.3 million in 2007, an increase of 27.3%;

- Net earning per share (EPS) for 2008 was $0.13 per share ($0.12 per share on diluted basis) compared to $0.11 per share ($0.10 per share on diluted basis) for the same period in 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Q1 2008

Total Net Earning:

- Net earnings including discontinued operations reached $14.7 million for first quarter in 2008 compared to $8.6 million in 2007, an increase of 70.8%;

- Net earning per share (EPS) including discontinued operations for 2008 was $0.46 per share ($0.44 per share on diluted basis) compared to $0.28 per share ($0.26 per share on diluted basis) for the same period in 2007, an increase of more than 64.3%.

IMPORTANT EVENTS DURING THE FIRST QUARTER OF 2008:

Acquisition of Multicare B.V.

On February 15, 2008, the Company acquired all the shares of Multicare B.V. ("Multicare") for a total consideration of $25.0 million, of which an amount of $23.6 million, including the line of credit assumed, was paid cash and by 81,128 newly issued Atrium common shares to Multicare's President and CEO. Moreover, the Company assumed a bank debt of $6.4 million. The cash payment was financed through the Company's revolving credit facility.

Multicare, through its subsidiary MCO Health B.V. ("MCO Health"), manufactures and markets a complete range of nutritional supplements under different brands among which Orthica is by far the most important. The Company which has annual sales of about 22 million in 2007, sells its products primarily in the Netherlands and they are mainly marketed to healthcare practitioners and are also distributed through drugstores.

Nomination of a new Vice-President and Chief Financial Officer

On February 29, 2008, the Company announced the appointment of Mr. Mario Paradis, CA, to the position of Vice President and Chief Financial Officer of the Company. M. Paradis brings the Company solid expertise in financial operations management, strategy and finance in the health industry.

Statement of Earnings Summary - Continuing Operations (unaudited)

	Quarters ended March 31	
(in thousands of US dollars)	**2008** **$**	**2007** **$**
Revenues	**65,774**	35,896
Earnings from operations (EBIT)	**17,028**	8,851
Depreciation and amortization	**1,356**	782
EBITDA	**18,384**	9,633
Net earnings from continuing operations	**10,525**	5,322
Net earnings per share (EPS) from continuing operations		
Basic	**0.33**	0.17
Diluted	**0.32**	0.16
Cash flow from continuing operating activities before changes in non-cash operating working capital items	**11,653**	6,220

Management's Discussion and Analysis of Financial Condition and Results of Operations – Q1 2008

Statement of Earnings Summary - Other Information (unaudited)

	Quarters ended March 31	
(in thousands of US dollars)	2008	2007
	$	$
Net earnings from discontinued operations	**4,195**	3,296
Net earnings	**14,720**	8,618
Net earnings per share (EPS)		
Basic	**0.46**	0.28
Diluted	**0.44**	0.26

Revenues for the quarter ended March 31, 2008, reached $65.8 million compared to $35.9 million for the same period in 2007, an increase of $29.9 million or 83.2%. The increase came primarily from the acquisitions of Mucos in July 2007 and MCO in February 2008. This revenue increase was not affected by the foreign exchange rate since our sales were mainly in US dollars in 2007. We expect continued growth in revenues in the second quarter of 2008 since Mucos was acquired in July 2007.

Gross margin amounted to $35.6 million for the quarter ended March 31, 2008, compared to $17.1 million in the same period of 2007, an increase of $18.5 million or 107.5%. This variation is primarily attributable to the integration of the gross margin from the acquisitions of Mucos in July 2007 and MCO in February 2008. The gross margin rate increased from 47.8% in 2007 to 54.1% in 2008. This increase came primarily from the integration of higher gross margin products from the newly-acquired Mucos and MCO and from an increase of our sale prices combined to a decrease of cost in the provisioning of some raw materials. We believe, keeping in mind the actual mix of revenues, that the gross margin rate will be stable for the following quarters of 2008.

Selling and administrative expenses were $17.3 million for the quarter ended March 31, 2008, an increase of $9.9 million over the $7.4 million incurred during the same period in 2007. The increase of selling and administrative expenses primarily came from the acquisitions of Mucos in July 2007 and MCO in February 2008. For the following quarters we expect that the selling and administrative expenses rate over the sales will be stable.

EBITDA for the quarter ended March 31, 2008 was $18.4 million compared to $9.6 million in 2007, an increase of $8.8 million or 90.8%. Most of the EBITDA increase in 2008 came from the acquisition of Mucos in July 2007 and the acquisition of MCO in February 2008. The EBITDA margin increased from 26.8% in 2007 to 28.0% in 2008. The increase also came essentially from Mucos, which contribution to the EBITDA positively impacted it at the Company level.

The difference in our operating results between 2008 and 2007 is not impacted by the effect of foreign exchange rate since the majority of our 2007 operations were in US dollars.

Depreciation and amortization expenses for the quarter ended March 31, 2008 were $1.4 million, including $0.4 million presented in the cost of sales, an increase of $0.6 million compared to $0.8 million in 2007. This increase is primarily due to the depreciation of property, plant and equipment and to the amortization of intangible assets resulting from the acquisitions of Mucos in July 2007 and MCO in February 2008.

Financial expenses for the quarter ended March 31, 2008 were $4.4 million compared to $1.7 million in 2007. These financial expenses include all the interest expenses related to our debt except for $0.4 million in 2008 and 2007 which are disclosed as discontinued operations. The 2008 increase is due directly to the increase of the average debt level

caused by the recent acquisitions of Mucos in July 2007 and MCO in February 2008 which respectively needed 127.5 million euros and $16.0 million euros.

Income tax expense amounted to $3.3 million (or 24.0% of earnings before taxes) for the quarter ended March 31, 2008, compared to $2.1 million (or 28.0% of earnings before taxes) during the same period of 2007. The tax rate decrease principally came from the implementation of an optimal fiscal structure for our companies acquired in the past years and by weighting the tax rates in the different countries of our newly acquired companies.

Net earnings from the continuing operations for the quarter ended March 31, 2008 were $10.5 million or $0.33 per share ($0.32 per share on diluted basis) compared to $5.3 million or $0.17 per share ($0.16 per share on a diluted basis) in 2007, an increase of $5.2 million or 97.8%.

Net earnings including discontinued operations for the quarter ended March 31, 2008 were $14.7 million or $0.46 per share ($0.44 per share on diluted basis) compared to $8.6 million or $0.28 per share ($0.26 per share on a diluted basis) in 2007, an increase of $6.1 million or 70.8%. These increases in net earnings are primarily attributable to the accretive acquisition of Mucos in July 2007.

Consolidated Balance Sheet Data (unaudited)

	As at March 31	As of December 31
(in thousands of US dollars)	**2008**	**2007**
	$	**$**
Total assets	**710,844**	625,245
Long-term liabilities	**388,266**	334,588

TOTAL CONSOLIDATED ASSETS AND LONG-TERM LIABILITIES

Total consolidated assets, which were $625.2 million on December 31, 2007, amount to $710.8 million as of March 31, 2008. This increase reflects the acquisition of MCO in February 2008 and a general increase in the accounting value of our assets in euros where the foreign exchange rate increased by 9% over the US during the first quarter of 2008. Long-term liabilities total $388.3 million as of March 31, 2008 compared to $334.6 million as of December 31, 2007. This increase is mainly due to the acquisition of MCO in February 2008 generating an increase of $32.0 million and to the strengthened Euro over the US dollar, which raises the long-term debt in this currency of $15.9 million.

Results from Discontinued Operations (unaudited)

	Quarters ended March 31	
(in thousands of US dollars)	**2008**	**2007**
	$	**$**
Revenues	**67,977**	58,790
Earnings from operations (EBIT)	**6,147**	5,079
Depreciation and amortization	**306**	247
EBITDA	**6,453**	5,326

Revenues from discontinued operations were $68.0 million for the quarter ended March 31, 2008, representing an increase of $9.2 million or 15.6% over revenues of $58.8 million for the same period in 2007. This increase is essentially attributable to the organic growth due to the western Canadian market development and to the positive impact, of 14.4%, of the strengthened Euro over the US dollar for our European operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Q1 2008

EBITDA was $6.5 million (or 9.5% of revenues) for the quarter ended March 31, 2008, representing an increase of $1.2 million or 21.2% over 2007 EBITDA of $5.3 million (or 9.1% of revenues). This EBITDA increase is attributable essentially to organic growth and to the beneficial impact of the strengthened Euro over the US dollar for our European operations.

LIQUIDITY, CASH FLOW AND CAPITAL RESOURCES

Our operations, acquisitions and capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidities and the use of our credit facility, as well as the issuance of common shares.

On July 4, 2007, the Company modified is existing credit facility, increasing the authorized amount of $125.7 million to $350.0 million and has the possibility to increase this amount up to $425.0 million under certain conditions. This credit facility is now a five-year term loan with the possibility of extending the term for an additional year on each of the 2008 and 2009 anniversary dates. The others conditions are similar and the facility bears interest at variable rates and is secured by a first hypothec on all assets of the Company and its North American and German subsidiaries. Moreover, all the shares held by the Company in its French subsidiaries have been pledged as collateral security.

As of March 31, 2008, our consolidated cash and cash equivalents position was $34.7 million and our long-term debt amounted to $325.4 million. This long-term debt includes $305.7 million from our revolving credit facility. The other portion of our long-term debt represents a subordinated debt of $13.1 million bearing interest at a rate of 7%. This subordinated debt was modified November 26, 2007 increasing the available amount of $35.6 millions and is now subject to a complete repayment at the end of the term in 2012. The other conditions are not modified. This additional availability can be used in total or in part until May 21, 2008.

To manage the interest rate variations, we actually have two interest rate swaps designated as cash flow hedge for the variable interest payment of our long-term debt. Almost 57% of our long-term debt is hit by the hedging. For more information regarding these swaps, refer to the note 21 of our 2007 consolidated financial statements included in our 2007 annual report.

The Company believes that these liquidities, combined with the revolving credit facility and the cash flow from operations, will be adequate to meet operating cash requirements in the foreseeable future. In addition, the realization of the sale initiative of the AI&SC Division, scheduled for mid-May, should generate significant liquidities which should be applied on our credit facility. However, possible additional acquisitions of complementary businesses or products may require additional financing.

OPERATING ACTIVITIES

Cash flows used by our continuing operations were $1.1 million for the quarter ended March 31, 2008 compared to generated cash flow of $5.8 million in 2007. This cash flow variation of $6.9 million is primarily due to the increase of working capital items. Cash flow from operating activities before changes in non-cash operating working capital items were $11.7 million for 2008 compared to $6.2 million in 2007, an increase of 87.3%

FINANCING ACTIVITIES

For the quarter ended March 31, 2008, cash flows generated by our continuing financing activities were $26.6 million compared to cash flows generated of $11.4 million in 2007. During 2008, the cash flows generated for continuing financing activities mainly reflects thedebt increase amounting to $23.7 million (16.0 million euros) for the acquisition of MCO in February 2008 and from the exercise, by former management team member, of stock options generating $4.3 million. In 2007, the cash flows generated by our continuing financing activities came from debt increase of $21.5 million for the acquisition of AquaCap in January 2007 offset by reimbursements amounting to $10.2 million.

INVESTING ACTIVITIES

Cash flows used by our continuing investing activities were $24.6 million for the quarter ended March 31, 2008. These cash flows were almost completely used for the MCO acquisition. For 2007, cash flows used by our continuing investing activities amounted to $19.3 million and were used mainly for the acquisition of AquaCap.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Q1 2008

Quarterly Summary Financial Information (unaudited)

(Tabular amounts in thousands of US dollars, except per share data)

	March 31, 2008 $	December 31, 2007 $	September 30, 2007 $	June 30, 2007 $
Revenues	65,774	57,859	50,923	28,163
EBITDA	18,384	13,689	14,688	7,980
Net Earnings from continuing operations	10,525	8,061	7,245	4,158
Net Earnings	14,720	10,720	9,754	6,627
Net Earnings per share from continuing operations				
Basic (1)	0.33	0.26	0.24	0.14
Diluted (1)	0.32	0.25	0.22	0.13
Net Earnings per share				
Basic (1)	0.46	0.34	0.32	0.22
Diluted (1)	0.44	0.33	0.30	0.20

	March 31, 2007 $	December 31, 2006 $	September 30, 2006 $	June 30, 2006 $
Revenues	35,896	28,861	28,290	29,684
EBITDA	9,633	6,372	7,122	7,286
Net Earnings from continuing operations	5,322	4,635	4,432	3,780
Net Earnings	8,618	7,035	6,409	6,319
Net Earnings per share from continuing operations				
Basic (1)	0.17	0.15	0.15	0.13
Diluted (1)	0.16	0.14	0.14	0.12
Net Earnings per share				
Basic (1)	0,28	0,23	0.21	0,21
Diluted (1)	0,26	0,22	0.20	0,19

(1) Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Q1 2008

The significant items explaining the important variation of the above quarterly results were the important acquisitions made during the last 8 quarters: MCO in February 2008, Mucos in July 2007, AquaCap in January 2007 and DL Canada in September 2006.

OUTSTANDING SHARE DATA

On May 5, 2008, there were 32,299,175 common shares and 1,194,900 stock options outstanding.

OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2008, we were not the main beneficiary in Variable Interest Entity and there was no off-balance sheet arrangement.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, provisions for excess and obsolete inventories, impairment of long-lived assets and goodwill, valuation allowance of future income tax assets, contingencies and other accrued liabilities as well as stock-based compensation costs. Actual results could differ from these estimates.

We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

There has been no significant change in the Company accounting policies and estimates since December 31, 2007. Please refer to the corresponding section of the Financial Statements of the 2007 Annual Report for a complete description of our accounting policies.

New Accounting Standards

Financial Instruments – Disclosures and Financial Instruments - Presentation

On January 1, 2008, the Company adopted Section 3862 and 3863 of the Canadian Institute of Chareted Accountants ("CICA") handbook, which replace Section 3861, "Financial Instruments – Disclosure and Presentation" The new disclosure standard requires the disclosure of additional detail of financial asset and liability categories as well as a detailed discussion on the risks associated with the company's financial instruments. This standard harmonizes disclosures with International Financial Reporting Standards ("IFRS").

The adoption of these Sections did not have impact on the Company's consolidated net earnings. The new disclosure requirements are presented in note 9, Financial Instruments.

Capital Disclosures

On January 1, 2008, the Company adopted Section 1535, "Capital Disclosures". This Section establishes standards for disclosing information about an entity's capital and how it is managed to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital.

The adoption of this Section implied that information on capital management is now included in the notes to the consolidated financial statements. This information is included in note 8, Capital management.

Inventories

On January 1, 2008, the Company adopted Section 3031, "Inventories" which replace existing Section 3030 with the same title and harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

The Company applied this standard prospectively. On January 1, 2008 the impact of this accounting change, which requires the evaluation at the complete cost including the depreciation of the fixed assets used in the manufacturing process, has been an inventory increase of $169,000. The counterpart increased the retained earnings of the beginning period.

Impact of accounting pronouncements not yet adopted

Goodwill and Intangibles

In February 2008, the CICA issued Section 3064 "Goodwill and intangible assets" which replaces Section 3062, "Goodwill and Other Intangible Assets" and Section 3450 "Research and development costs". This Section is effective, for the Company, for interim and annual financial statements beginning on October 1, 2008. This Section establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are aligned with IFRS IAS 38 "Intangible assets".

The Company is currently evaluating the impact of this new standard on its Consolidated Financial Statements.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board ("AcSB") confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 "Inventories" and IAS 38 "Intangible assets", thus mitigating the impact of adopting IFRS at the mandatory transition date.

The Company is currently evaluating the impact of the adoption of IFRS on its Consolidated Financial Statements.

CAPITAL MANAGEMENT

The Company's primary objectives of managing capital are:

- Ensure the longevity of the Company's capital so as to support continued operation and shareholder returns;
- Preserve its financial flexibility in order to benefit from potential opportunities as they arise;
- Optimize leverage position by targeting a total debt / earnings before income tax, interest and depreciation ratio between 3.0 and 3.5.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. Capital management objectives, policies and procedures were unchanged since the last period.

For the three-month period ended March 31, 2008, the Company has not been in default under any of its obligations regarding the revolving credit facility. Moreover, The AI&SC division sell will push down the debt level, giving the Company a greater flexibility in the pursuit of its goals.

FINANCIAL AND OTHER INSTRUMENTS

As at March 31, 2008, the classification of the financial instruments, other than derivative financial instruments, as well as their carrying amounts and fair values, are shown in the table below.

	Held for trading	Loans and receivables	Other financial liabilities	Total book value	Fair value
	$	$	$	$	$
Financial assets					
Cash and cash equivalents	34,739	-	-	34,739	34,739
Accounts receivable	-	36,996	-	36,996	36,996
Current receivable	-	9,877	-	9,877	9,877
Financial liabilities					
Accounts payable and accrued liabilities	-	40,726	-	40,726	40,726
Long-term debt	-	-	325,425	325,425	325,534
	34,739	87,599	325,425	447,763	447,872

Fair value

Cash and cash equivalents, accounts receivable, short-term note and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity. The fair value of the long-term debt has been established by discounting the future cash flows at an interest rate to which the Company would currently be able to obtain for loans with similar maturity dates and terms. The fair value of the long-term debt is $325,534,000 ($279,243,000 as at December 31, 2007).

The fair value of derivative financial instruments is approximately the amounts for which the financial instruments could be settled between consenting parties, based on current market data for similar instruments. As estimates must be used to determine fair value, they must not be interpreted as being realizable in the event of an immediate settlement of the instruments.

The fair values of the derivative financial instruments as at March 31, 2008, are detailed as follow:

	Assets	Liabilities
<u>Derivative financial instruments designated as cash flow hedges:</u>	$	$
U.S. interest rate swap	-	890
Euro interest rate swap	-	3,720
<u>Derivative financial instrument:</u>		
U.S. interest rate swap	-	33

Management's Discussion and Analysis of Financial Condition and Results of Operations – Q1 2008

Foreign Currency Risk

As the Company operates internationally, it is exposed to foreign exchange risks because of possible fluctuations in exchange rates. For the quarters ended March 31, 2008 and 2007, the Company is exposed to limited foreign exchange risks as transactions by its European subsidiaries are denominated in euros, than those made by its U.S. subsidiaries are denominated in U.S. dollars and those made by its Canadian subsidiaries are denominated in Canadian dollars.

As at March 31, 2008, the Company has long-term debts in foreign currency other than the US dollar, amounting to 13,407,000 Canadian dollars and 145,100,000 euros. To manage the foreign exchange risk, the Company finance its investments in self-sustaining foreign subsidiaries in the currency which represents the functional currency of the self-sustaining foreign subsidiary. Furthermore, the Company is not exposed to any significant risk associated with forward exchange contracts outstanding as at March 31, 2008.

For the first quarter of 2008, everything else being equal, an hypothetical strengthening of 5.0% of the Euro against the U.S. dollar on the debt would have had no impact on net income and an unfavorable impact before income tax of $11,500,000 on the other comprehensive income. An hypothetical weakening of 5.0% of the Euro against the U.S.dollar on the debt would have had the opposite impact on the other comprehensive income and still no impact on net income.

For the first quarter of 2008, everything else being equal, an hypothetical strengthening of 5.0% of the Canadian dollar against the U.S. dollar on the debt would have had no impact on net income and an unfavorable impact before income tax of $700,000 on the other comprehensive income. An hypothetical weakening of 5.0% of the Canadian dollar against the U.S.dollar on the debt would have had the opposite impact on the other comprehensive income and still no impact on net income.

Liquidity risk

The Company has contractual obligations and financial liabilities, thus, is exposed to liquidity risk.

The Company believes that future cash flows generated by operations and access to additional liquidity through capital and banking markets will be adequate to meet its financial obligations. With senior management oversight, the Company manages the cash resources based on financial forecasts and anticipated cash flows.

Interest Rate Risk

The Company's exposure to interest rate risk is as follows:

Cash and cash equivalents	Variable interest rate
Accounts receivable	Non-interest bearing
Short-term note	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Long-term debt	Fixed interest rate and variable interest rate

In order to mitigate this risk, the Company maintains, with interest rate swap, an adequate balance of fixed versus floating rate debt. As at March 31, 2008, the floating rate portion of the Company's long-term debt represented 37% of the total while the fixed rate portion represented 63%.

The Company believes that the interest rates prevailing in Canada and in the United States should not significantly increase in 2008 and estimates that its interest rate risk exposition will diminish in future quarters.

For the first quarter of 2008, everything else being equal, an hypothetical increase of 0.5% in interest rates on the debt would have had an unfavorable impact of $100,000 on net income and no impact on the other comprehensive income.

An hypothetical decrease of 0.5% in interest rates on the debt would have had the opposite impact on net income and still no impact on the other comprehensive income.

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are held by the Banks according to the following distribution:

	As at March 31, 2008		As at December 31, 2007	
	Related to continuing operations $	Related to assets held for sale $	Related to continuing operations $	Related to assets held for sale $
European banks	15,283	9,174	19,072	15,838
American banks	8,252	-	7,224	-
Canadian banks	11,204	3,913	1,110	1,609
	34,739	13,087	27,406	17,447
	47,826		44,853	

Consequently, management considers the concentration of credit risk related to cash and cash equivalents to be minimal. The Company is protected against any concentration of credit risk through its products, clientele and geographic diversity. As at March 31, 2008, the maximum credit risk exposure for receivables corresponds to their carrying value.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $595,000 as at March 31, 2008 and $598,000 as at December 31, 2007.

RISK FACTORS

There has been no significant change in the risk factors and uncertainties facing Atrium Innovations, as described in the Company's 2007 annual MD&A, during the three-month period ended March 31, 2008.

Continuous disclosure and disclosure controls

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.atrium-innov.com and www.sedar.com.

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with GAAP in its financial statements. The Company's Chief

Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls over financial reporting to the issuers. They established or made establish under their supervision the internal control over the financial reporting to obtain reasonable insurance about the financial reporting effectiveness and that the financial statements were being prepared accordingly with GAAP.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to its ICFR during the quarter ended March 31, 2008 that have materially affected, or that are reasonably likely to materially affect its ICFR. No such changes were identified through their evaluation.

Forward-Looking Statements

This report contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. The information contained herein is dated as of May 5, 2008, date of the Board's approval for the MD&A and the Consolidated Financial Statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

On behalf of management,

Vice President and Chief Financial Officer

Mario Paradis
May 5, 2008

ATRIUM
INNOVATIONS

Atrium Innovations Inc.

Interim Consolidated Financial Statements
(expressed in thousands of US DOLLARS)

Quarters ended March 31, 2008 and 2007

Atrium Innovations Inc.

Interim Consolidated Statements of Accumulated Other Comprehensive Income

(expressed in thousands of US DOLLARS)

Unaudited	Quarters ended March 31, 2008	2007
	$	$
Balance - Beginning of period	25,175	11,388
Other comprehensive income	6,693	914
Adjustment related to the implementation of a new accounting standard	-	216
Balance - End of period	31,868	12,518

Accumulated Other Comprehensive Income Allocation

(expressed in thousands of US DOLLARS)

Unaudited	As at March 31, 2008	2007
	$	$
Translation adjustment	58,249	12,420
Translation adjustment on debt designated as investment hedges, net of its related income taxes	(23,182)	-
Fair value of derivatives designated as cash flow hedge, net of its related income taxes	(3,199)	98
Accumulated other comprehensive income	31,868	12,518
Retained earnings	115,859	73,869
Total of Accumulated Other Comprehensive Income and Retained Earnings	147,727	86,387

The accompanying notes are an integral part of these interim consolidated financial statements.

Atrium Innovations Inc.

Interim Consolidated Financial Statements
(expressed in thousands of US DOLLARS)

Quarters ended March 31, 2008 and 2007

Atrium Innovations Inc.

Interim Consolidated Balance Sheets

(expressed in thousands of US DOLLARS)

Unaudited	As at March 31, 2008	As at December 31, 2007
	$	$
Assets		
Current assets		
Cash and cash equivalents	34,739	27,406
Accounts receivable	36,996	25,520
Income tax recoverable	3,510	2,844
Inventory	35,616	26,619
Prepaid expenses	1,954	1,241
Current receivable	9,877	8,949
Future income tax assets	9,526	5,896
Current assets held for sale (note 3)	89,834	91,131
	222,052	189,606
Long-term investment, at cost	2,049	1,841
Property, plant and equipment	13,192	12,211
Deferred charges	1,994	2,114
Intangible assets	193,909	175,748
Goodwill (note 5)	198,543	168,828
Future income tax assets	3,054	3,482
Long-term assets held for sale (note 3)	76,051	71,415
	710,844	625,245
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	40,726	33,920
Income taxes	53	215
Deferred revenues	105	112
Financial instruments (note 9)	923	-
Current portion of long-term debt	48	113
Current liabilities related to assets held for sale (note 3)	42,275	45,375
	84,130	79,735
Long-term debt	325,377	279,012
Financial instruments (note 9)	3,720	1,869
Future income tax liabilities	58,400	53,424
Long-term liabilities related to assets held for sale (note 3)	769	283
	472,396	414,323
Shareholders' Equity		
Share capital (note 6)	89,190	82,763
Contributed surplus	1,531	2,014
Retained earnings	115,859	100,970
Accumulated other comprehensive income	31,868	25,175
	238,448	210,922
	710,844	625,245

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors,

Pierre Fitzgibbon, Director

Gérard Limoges, Director

Atrium Innovations Inc.

Interim Consolidated Statements of Retained Earnings

(expressed in thousands of US DOLLARS)

	Quarters ended March 31,	
Unaudited	2008	2007
	$	$
Balance - Beginning of period	100,970	65,251
Adjustment related to the implementation of a new accounting standard (note 2)	169	-
Net earnings for the period	14,720	8,618
Balance - End of period	115,859	73,869

Interim Consolidated Statements of Contributed Surplus

(expressed in thousands of US DOLLARS)

	Quarters ended March 31,	
Unaudited	2008	2007
	$	$
Balance - Beginning of period	2,014	1,749
Stock-based compensation costs	184	31
Exercise of stock options	(667)	(54)
Balance - End of period	1,531	1,726

Interim Consolidated Statements of Comprehensive Income

(expressed in thousands of US DOLLARS)

	Quarters ended March 31,	
Unaudited	2008	2007
	$	$
Net earnings for the period	14,720	8,618
Other comprehensive income		
Translation adjustment	31,877	1,032
Translation adjustment on debt designated as investment hedges, net of its related income taxes in the amount of $1,875,000 ($- in 2007)	(23,182)	-
Variation in fair value of derivatives designated as cash flow hedge, net of its related income taxes in the amount of $883,000 ($- in 2007)	(2,002)	(118)
Other comprehensive income	6,693	914
Comprehensive income for the period	21,413	9,532

The accompanying notes are an integral part of these interim consolidated financial statements.

Atrium Innovations Inc.

Interim Consolidated Statements of Accumulated Other Comprehensive Income

(expressed in thousands of US DOLLARS)

Unaudited	Quarters ended March 31, 2008	2007
	$	$
Balance - Beginning of period	25,175	11,388
Other comprehensive income	6,693	914
Adjustment related to the implementation of a new accounting standard	-	216
Balance - End of period	31,868	12,518

Accumulated Other Comprehensive Income Allocation

(expressed in thousands of US DOLLARS)

Unaudited	As at March 31, 2008	2007
	$	$
Translation adjustment	58,249	12,420
Translation adjustment on debt designated as investment hedges, net of its related income taxes	(23,182)	-
Fair value of derivatives designated as cash flow hedge, net of its related income taxes	(3,199)	98
Accumulated other comprehensive income	31,868	12,518
Retained earnings	115,859	73,869
Total of Accumulated Other Comprehensive Income and Retained Earnings	147,727	86,387

The accompanying notes are an integral part of these interim consolidated financial statements.

Atrium Innovations Inc.

Interim Consolidated Statements of Earnings

(expressed in thousands of US DOLLARS, except share and per share data)

Unaudited	Quarters ended March 31, 2008	2007
	$	$
Revenues	65,774	35,896
Operating expenses		
Cost of sales (including $406,000 of depreciation, $ - in 2007)	30,205	18,752
Selling and administrative expenses	17,305	7,372
Research and development costs	286	139
Depreciation and amortization		
Property, plant and equipement	229	493
Intangible assets	721	289
	48,746	27,045
Earnings from operations	17,028	8,851
Other revenues (expenses)		
Financial revenues	420	186
Financial expenses	(4,366)	(1,687)
Foreign exchange gain	774	45
	(3,172)	(1,456)
Earnings before the following items	13,856	7,395
Income tax expense		
Current income tax expense	3,826	2,083
Future income tax benefit	(495)	(10)
	3,331	2,073
Net earnings from continuing operations	10,525	5,322
Net earnings from discontinued operations (note 3)	4,195	3,296
Net earnings for the period	14,720	8,618
Net earnings per share from continuing operations		
Basic	0.33	0.17
Diluted	0.32	0.16
Net earnings per share		
Basic	0.46	0.28
Diluted	0.44	0.26
Weighted average number of shares outstanding (000's) (note 7)		
Basic	32,263	30,669
Diluted	33,148	32,594

The accompanying notes are an integral part of these interim consolidated financial statements.

Atrium Innovations Inc.

Interim Consolidated Statements of Cash Flows

(expressed in thousands of US DOLLARS)

Unaudited	Quarters ended March 31, 2008	2007
	$	$
Cash flows from operating activities		
Net earnings for the period	14,720	8,618
Net earnings for the period from discontinued operations	(4,195)	(3,296)
Net earnings for the period from continuing operations	10,525	5,322
Items not affecting cash and cash equivalents		
Depreciation and amortization	1,356	782
Deferred charges	119	111
Deferred revenues	(7)	(39)
Gain on derivative financial instruments	(2)	(1)
Stock-based compensation costs	184	31
Future income taxes	(495)	(10)
Foreign exchange loss (gain) on long-term items denominated in foreign currency	(27)	24
Change in non-cash operating working capital items (note 10a)	(12,768)	(455)
Cash flows from continuing operating activities	(1,115)	5,765
Cash flows from discontinued operating activities	769	3,999
Cash flows from operating activities	(346)	9,764
Cash flows from financing activities		
Increase in long-term debt	23,692	21,385
Payments on long-term debt	(1,382)	(10,188)
Deferred financing costs	(56)	-
Issuance of shares, net of share issue expenses and related income tax	4,301	223
Cash flows from continuing financing activities	26,555	11,420
Cash flows from investing activities		
Purchase of long-term investments	(277)	-
Business acquisitions, net of cash and cash equivalents acquired (note 4)	(23,998)	(19,078)
Purchase of property, plant and equipment	(297)	(240)
Acquisition of amortizable intangible assets	(5)	-
Cash flows from continuing investing activities	(24,577)	(19,318)
Cash flows from discontinued investing activities	(965)	(155)
Cash flows from investing activities	(25,542)	(19,473)
Net change in cash and cash equivalent	667	1,711
Effect of exchange rate changes on cash and cash equivalents	2,306	357
Increase in cash and cash equivalents	2,973	2,068
Cash and cash equivalents - beginning balance	44,853	22,316
Cash and cash equivalents - ending balance	47,826	24,384
Cash and cash equivalents related to:		
Continuing operations	34,739	12,480
Discontinued operations (note 3)	13,087	11,904
	47,826	24,384

Additional information (note 10b)

The accompanying notes are an integral part of these interim consolidated financial statements.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

1 Basis of presentation

These interim financial statements as at March 31, 2008 and for the periods ended March 31, 2008 and 2007, are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements, except for the new accounting standards as disclosed in note 2. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2 New accounting standards

a) Financial Instruments - Disclosures and Financial Instruments - Presentation
On January 1, 2008, the Company adopted Section 3862 and 3863 of the Canadian Institute of Chareted Accountants ("CICA") handbook, which replace Section 3861, "Financial Instruments - Disclosure and Presentation" The new disclosure standard requires the disclosure of additional detail of financial asset and liability categories as well as a detailed discussion on the risks associated with the company's financial instruments. This standard harmonizes disclosures with International Financial Reporting Standards ("IFRS").

The adoption of these Sections did not have impact on the Company's consolidated net earnings. The new disclosure requirements are presented in note 9, Financial Instruments.

b) Capital Disclosures
On January 1, 2008, the Company adopted Section 1535, "Capital Disclosures". This Section establishes standards for disclosing information about an entity's capital and how it is managed to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital.

The adoption of this Section implied that information on capital management is now included in the notes to the consolidated financial statements. This information is included in note 8, Capital management.

c) Inventories
On January 1, 2008, the Company adopted Section 3031, "Inventories" which will replace existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

The Company applied this standard prospectively. On January 1, 2008 the impact of this accounting change, which requires the evaluation at the complete cost including the depreciation of the fixed assets used in the manufacturing process, has been an inventory increase of $169,000. The counterpart increased the retained earnings of the beginning period.

Impact of accounting pronouncements not yet adopted

a) Goodwill and Intangibles
In February 2008, the AcSB issued Section 3064 "Goodwill and intangible assets" which replaces Section 3062, "Goodwill and Other Intangible Assets" and Section 3450 "Research and development costs". This Section is effective, for the Company, for interim and annual financial statements beginning on October 1, 2008. This Section establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are aligned with IFRS IAS 38 "Intangible assets".

The Company is currently evaluating the impact of this new standard on its Consolidated Financial Statements.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

b) International Financial Reporting Standards

In February 2008, the Accounting Standards Board ("AcSB") confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 "Inventories" and IAS 38 "Intangible assets", thus mitigating the impact of adopting IFRS at the mandatory transition date.

The Company is currently evaluating the impact of the adoption of IFRS on its Consolidated Financial Statements.

3 Operations held for sale presented as discontinued operations

The Company has entered on April 4, 2008 into a definitive agreement to sell its Active Ingredients and Specialty Chemicals division ("AI&SC") for $155,000,000 in cash, subject to working capital adjustments plus the excess cash of the division. Total proceeds from the sale are expected to be approximately $165,000,000, subject to working capital adjustments. The completion of the transaction is subject to certain customary conditions, including receipt of a limited number of regulatory approvals, but is not subject to any financing condition.

	Quarters ended March 31,	
Summary of discontinued operations earnings	**2008**	**2007**
	$	$
Revenues	67,977	58,790
Depreciation	306	247
Earnings from operations	6,147	5,079
Income tax expense	1,837	1,479
Net earnings from discontinued operations	4,195	3,296
Net earnings per share from discontinued operations		
Basic	0.13	0.11
Diluted	0.12	0.10

The assets and liabilities of the AI&SC division are presented as assets held for sale and liabilities related to assets held for sale as follows:

	As at March 31, 2008	As at December 31, 2007
Assets	$	$
Current assets		
Cash and cash equivalents	13,087	17,447
Other currents assets	76,747	73,684
Current assets held for sale	89,834	91,131
Property, plant and equipment	1,604	1,495
Intangible assets	10,520	10,345
Goodwill	63,808	59,453
Other long-term assets	119	122
Long-term assets held for sale	76,051	71,415
Liabilities		
Current liabilities related to assets held for sale	42,275	45,375
Long-term liabilities related to assets held for sale	769	283
	43,044	45,658

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

4 Business acquisition related to continuing operations

On February 15, 2008, the Company acquired all of the shares of Multicare B.V. ("Multicare") for a total consideration of $25,098,000, including acquisition-related costs and the line of credit assumed, of which $23,639,000 was paid cash and $1,459,000 by the issuance of 81,128 Atrium common shares with a price of CAN$17.92 per share, which price has been established with the weighted average share price of the five days preceding the acquisition date. Multicare, through its subsidiary MCO Health B.V. ("MCO"), manufactures and markets a complete range of nutritional supplements under different brands among which Orthica is by far the most important. Multicare sells its products primarily in the Netherlands and they are mainly marketed to healthcare practitioners and are also distributed through drugstores.

The acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The total consideration was allocated based on management's preliminary assesment as to the estimated fair values at the acquisition date. This preliminary assesment is subject to change upon receipt of an independant valuation reports and the final determination of the fair values of the assets acquired and liabilities assumed.

The allocated values of the net assets acquired are as follows:	Multicare
	$
Assets	
Current assets	7,227
Property, plant and equipment	824
Intangible assets	8,753
Future income tax assets	104
	16,908
Liabilities	
Current liabilities	3,723
Long-term debt	6,433
Future income tax liabilities	2,232
	12,388
Net identifiable assets acquired	4,520
Goodwill	20,440
Purchase price	24,960
Plus: Line of credit	138
Total consideration	25,098
Less : Common shares issued	(1,459)
Net cash used for the acquisition	23,639

Goodwill and intangible assets from Multicare are not deductible for income tax purposes

Intangible assets consist of indefinite-lived trademarks, which are not amortized but are subject to an annual impairment test.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

5 Goodwill

The change in the carrying value is as follows :	$
Balance as at December 31, 2006	63,060
Acquisitions	98,451
Adjustments (a)	2,531
Impact of foreign exchange rate	4,786
Balance as at December 31, 2007	168,828
Acquisitions (note 4)	20,440
Adjustments (a)	24
Impact of foreign exchange rate	9,251
Balance as at March 31, 2008	198,543

(a) Adjustments consist of changes to the estimated fair value of assets acquired and liabilities assumed, future income tax liabilities, contingent payments, additional acquisition-related costs and reversal of accounts payable and accrued liabilities related to acquisitions.

6 Share capital

a) Authorized

Unlimited number of shares of the following classes :

Ordinary shares, voting and participating, one vote per share

Preferred non-voting shares, preferred dividend, whose emission can be carried out in one or more series

b) Issued	Number	Amount $
Common shares		
Balance as at December 31, 2006	30,624,947	80,640
Issued pursuant to the stock option plan	542,300	1,895
Stock-based compensation costs	-	228
Balance as at December 31, 2007	31,167,247	82,763
Issued as part of the acquisition of Multicare	81,128	1,459
Issued pursuant to the stock option plan	1,042,000	4,301
Stock-based compensation costs	-	667
Balance as at March 31, 2008	32,290,375	89,190

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

c) Company's stock option plan

The following table summarizes the stock option activity:

	Number	Weighted average exercise price (CAN$)
Balance as at December 31, 2006	2,549,000	3.87
Granted	335,000	18.65
Exercised	(542,300)	3.57
Forfeited	(16,000)	4.21
Balance as at December 31, 2007	2,325,700	6.07
Exercised	(1,042,000)	4.17
Forfeited	(80,000)	4.21
Balance as at March 31, 2008	1,203,700	7.83

7 Earnings per share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted net earnings per share calculation:

	Quarters ended March 31,	
	2008	2007
Basic weighted average number of shares outstanding (000's)	32,263	30,669
Dilutive effect of stock options (000's)	885	1,925
Diluted weighted average number of shares outstanding (000's)	33,148	32,594

8 Capital Management

The Company's primary objectives of managing capital are:
- Ensure the longevity of the Company's capital so as to support continued operation and shareholder returns;
- Preserve its financial flexibility in order to benefit from potential opportunities as they arise;
- Optimize leverage position by targeting a total debt / earnings before income tax, interest and depreciation ratio between 3.0 and 3.5.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. Capital management objectives, policies and procedures were unchanged since the last period.

For the three-month period ended March 31, 2008, the Company has not been in default under any of its obligations regarding the revolving credit facility. Moreover, The AI&SC division sell will push down the debt level, giving the Company a greater flexibility in the pursuit of its goals.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

9 Financial Instruments

As at January 31, 2008, the classification of the financial instruments, other than derivative financial instruments, as well as their carrying amounts and fair values, are shown in the table below.

	Held for trading	Loans and receivables	Other financial liabilities	Total book value	Fair value
	$	$	$	$	$
Financial assets					
Cash and cash equivalents	34,739	-	-	34,739	34,739
Accounts receivable	-	36,996	-	36,996	36,996
Current receivable	-	9,877	-	9,877	9,877
Financial liabilities					
Accounts payable and accrued liabilities	-	40,726	-	40,726	40,726
Long-term debt	-	-	325,425	325,425	325,534
	34,739	87,599	325,425	447,763	447,872

Fair Value

Cash and cash equivalents, accounts receivable, short-term note and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity. The fair value of the long-term debt has been established by discounting the future cash flows at an interest rate to which the Company would currently be able to obtain for loans with similar maturity dates and terms. The fair value of the long-term debt is $325,534,000 ($279,243,000 as at December 31, 2007).

The fair value of derivative financial instruments is approximately the amounts for which the financial instruments could be settled between consenting parties, based on current market data for similar instruments. As estimates must be used to determine fair value, they must not be interpreted as being realizable in the event of an immediate settlement of the instruments.

The fair values of the derivative financial instruments as at March 31, 2008, are detailled as follow:

	Assets	Liabilities
Derivative financial instruments designated as cash flow hedges:	$	$
U.S. interest rate swap	-	890
Euro interest rate swap	-	3,720
Derivative financial instrument:		
U.S. interest rate swap	-	33

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

Foreign exchange risk

As the Company operates internationally, it is exposed to foreign exchange risks because of possible fluctuations in exchange rates. For the quarters ended March 31, 2008 and 2007, the Company is exposed to limited foreign exchange risks as transactions by its European subsidiaries are denominated in euros, than those made by its U.S. subsidiaries are denominated in U.S. dollars and those made by its Canadian subsidiaries are denominated in Canadian dollars.

As at March 31, 2008, the Company has long-term debts in foreign currency other than the US dollar, amounting to 13,407,000 Canadian dollars and 145,100,000 euros. To manage the foreign exchange risk, the Company finance its investments in self-sustaining foreign subsidiaries in the currency which represents the functional currency of the self-sustaining foreign subsidiary. Furthermore, the Company is not exposed to any significant risk associated with forward exchange contracts outstanding as at March 31, 2008.

For the first quarter of 2008, everything else being equal, an hypothetical strengthening of 5.0% of the Euro against the U.S. dollar on the debt would have had no impact on net income and an unfavorable impact before income tax of $11,500,000 on the other comprehensive income. An hypothetical weakening of 5.0% of the Euro against the U.S.dollar on the debt would have had the opposite impact on the other comprehensive income and still no impact on net income.

For the first quarter of 2008, everything else being equal, an hypothetical strengthening of 5.0% of the Canadian dollar against the U.S. dollar on the debt would have had no impact on net income and an unfavorable impact before income tax of $700,000 on the other comprehensive income. An hypothetical weakening of 5.0% of the Canadian dollar against the U.S.dollar on the debt would have had the opposite impact on the other comprehensive income and still no impact on net income.

Liquidity risk

The Company has contractual obligations and financial liabilities, thus, is exposed to liquidity risk.

The Company believes that future cash flows generated by operations and access to additional liquidity through capital and banking markets will be adequate to meet its financial obligations. With senior management oversight, the Company manages the cash resources based on financial forecasts and anticipated cash flows.

Interest rate risk

The Company's exposure to interest rate risk is as follows:

Cash and cash equivalents	Variable interest rate
Accounts receivable	Non-interest bearing
Short-term note	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Long-term debt	Fixed interest rate and variable interest rate

In order to mitigate this risk, the Company maintains, with interest rate swap, an adequate balance of fixed versus floating rate debt. As at March 31, 2008, the floating rate portion of the Company's long-term debt represented 37% of the total while the fixed rate portion represented 63%.

For the first quarter of 2008, everything else being equal, an hypothetical increase of 0.5% in interest rates on the debt would have had an unfavorable impact of $100,000 on net income and no impact on the other comprehensive income. An hypothetical decrease of 0.5% in interest rates on the debt would have had the opposite impact on net income and still no impact on the other comprehensive income.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are held by the Banks according to the following distribution:

	As at March 31, 2008		As at December 31, 2007	
	Related to continuing operations	Related to assets held for sale	Related to continuing operations	Related to assets held for sale
	$	$	$	$
European banks	15,283	9,174	19,072	15,838
American banks	8,252	-	7,224	-
Canadian banks	11,204	3,913	1,110	1,609
	34,739	13,087	27,406	17,447
	47,826		44,853	

Consequently, management considers the concentration of credit risk related to cash and cash equivalents to be minimal. The Company is protected against any concentration of credit risk through its products, clientele and geographic diversity. As at March 31, 2008, the maximum credit risk exposure for receivables corresponds to their carrying value.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $595,000 as at March 31, 2008 and $598,000 as at December 31, 2007.

10 Statements of cash flows

a) Change in non-cash operating working capital items

	Quarters ended March 31, 2008	Quarters ended March 31, 2007
	$	$
Accounts receivable	(7,856)	(2,185)
Inventory	(4,271)	1,302
Prepaid expenses	(41)	(126)
Accounts payable and accrued liabilities	980	(1,115)
Income taxes	(1,441)	1,669
Other current assets	(139)	-
	(12,768)	(455)

b) Additional information

	2008	2007
Interest paid	1,505	1,932
Income taxes paid	5,855	1,047

11 Comparative figures

Certain comparative figures have been reclassified to conform with the current period presentation.

Form 52-109F2 – Certification of Interim Filings

I, Pierre Fitzgibbon, President and Chief Executive Officer of Atrium Innovations Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Innovations Inc., (the issuer) for the interim period ended March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date : May 6, 2008

Pierre Fitzgibbon
President and Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, Mario Paradis, Vice President and Chief Financial Officer of Atrium Innovations Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Innovations Inc., (the issuer) for the interim period ended March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date : May 6, 2008

Mario Paradis
Vice President and Chief Financial Officer

END